UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549


                             AMENDMENT #2
                             FORM 10 - SB


 GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
   Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                        Terra Systems, Inc.
          (Name of Small Business Issuers in its charter)


              Utah                           87-0476073
(State of other jurisdiction of    I.R.S. Employer Identification
                                               Number
 incorporation or organization)


 5912 West 11600 South, Payson,                 84651
              Utah
(Address of principal executive              (zip code)
            offices)


Issuer's telephone number: (801) 465-4400


Securities to be registered under section 12(b) of the Act:


      Title of Each Class          Name on each exchange on which
      To be so registered          Each class is to be registered







Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 100,000,000 shares authorized, 17,314,793 issued and outstanding as of September 30, 2000.


/1/


                           TABLE OF CONTENTS

Part I                                                   3
 Item 1.  Description of Business                        3
 Item 2.  Management's Plan of Operation & Discussion    8
          and Analysis
 Item 3.  Description of Property                        1
                                                         4
 Item 4.  Security Ownership of Management               1
                                                         4
 Item 5.  Directors and Executive Officers               1
                                                         5
 Item 6.  Executive Compensation                         1
                                                         6
 Item 7.  Certain Relationships and Related              1
          Transactions                                   7
 Item 8.  Description of Securities                      1
                                                         7

Part II                                                  1
                                                         8
 Item 1.  Market for Common Equity and Related           1
          Stockholder Matters                            8
 Item 2.  Legal Proceedings                              1
                                                         8
 Item 3.  Changes in and Disagreements with              1
          Accountants                                    9
 Item 4.  Recent Sales of Unregistered Securities        1
                                                         9
 Item 5.  Indemnification of Directors and Officers      2
                                                         0

Part F/S                                                 2
                                                         1
 Item 1.  Financial Statements                           2
                                                         1

Part III                                                 2
                                                         2
 Item 1.  Index to Exhibits                              2
                                                         2


/2/


                      Forward Looking Statements

Some of the statements contained in this Form 10-SB are not historical facts rather "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative of such terms or other variations, or by discussions of strategy that involve risks and uncertainties. Caution should be exercised in regards to these forward-looking statements. Such statements contained herein reflect our current beliefs with respect to future events. These beliefs involve known and unknown risks, uncertainties and other factors, including, but not limited to, economic, competitive, regulatory, technological, key employee and general business factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results. Actual results may differ materially as a result of the above-mentioned risks, and from assumptions made based on anticipated events. Factors that may cause actual results in our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

     1. Our ability to maintain, attract and integrate internal management, technical information and management information systems;
     2.   Our ability to generate customer demand for our services;
     3.   The intensity of competition; and
     4.   General economic conditions.

                                Part I

We are filing this Form 10-SB on a voluntary basis to:

     1.   Provide current, public information to the investment community;
     2. Expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and
     3. Comply with prerequisites for the listing of our securities on the NASD OTC Bulletin Board.

Item 1.     Description of Business

A.   Business Development and Summary

We were formed as a Utah Corporation on February 16, 1996 under the name Terra Systems, Inc. Our articles of incorporation authorize us to issue up to 100,000,000 shares of common stock at a par value of $0.001 per share. For the nine-months ended September 30, 2000 we reported a loss of (1,210,036) or (.07) per share. For the year ended December 31, 1999 we reported a loss of (1,229,863) or (.08) per share. The accumulated deficit from inception February 17, 1996 through September 30, 2000 was (6,420,754) or (.41) per share. Given our current cash flows, it is questionable as to whether the company will be able to continue as a going concern. While future developments regarding patent issuance will allow Terra Systems to more aggressively pursue revenue-generating contracts by year-end 2000, it may be necessary to raise additional funds and/or reduce cash expenditures in the next 12 months. Funds could be generated through the issuance of additional stock, or through the sale of existing plant and office equipment.
Cash expenditures could be reduced through the lay-off of personnel and the elimination of employee benefits.

Our Company stock began trading in July 1996 and is currently quoted under the ticker symbol "TSYI" on the OTC Bulletin Board. We entered into an agreement with XCEL Associates, Inc. on March 29, 2000. In exchange for Terra Systems, Inc. stock options, XCEL Associates, Inc., agreed to review our business plan and prepare a company profile as well as recommend our common stock to various Retail Brokers, Analysts, and Institutional Investors and Bankers (see exhibit 10).

We develop and commercialize low-pressure pneumatic conveyance systems. These low-pressure systems are used in connection with the pulverization, moisture control, classification, transport and processing of bulk materials.


/3/


When utilized at a coal burning power plant, this system can aid in British Thermal Unit (BTU) output gain while improving the surrounding air and water quality. It is able to do this because it employs a dry transport system that uses air instead of water for propulsion. Less moisture in the coal helps it burn cleaner and more efficiently and the employment of a dry system means less water purification is required. "BTU" is a term used to define how efficient a given fuel is in relation to the quantity of heat it emits. For the reasons described above, our Company is targeting the carbon fuels industry. We believe this market can benefit the most from our dry bulk handling systems.

The system relies on a slow moving laminar flow gas bearing to allow for the transportation of material through a carrying duct. To define, a laminar flow gas bearing is formed when the air in the center of a pipeline is surrounded by a slow moving turbulent flow boundary air layer next to the inside wall of the pipe. It is referred to as a boundary because it acts to insulate the pipe from severe abrasive contact with the transported material. Furthermore, an "abrasion signature" is the amount of wear and tear or erosion on the inside of a pipe caused by the flow of a given material. Our process reduces this abrasion signature because the material being transported is caught up and carried by the faster moving gas in the center of the pipe. Unlike high-pressure conveyance systems, low-pressure systems do not allow for the "caking" of material inside the piping. Caking is a term used to describe the build up of material on the inside of its containment pipe. In pneumatic conveyance, caking occurs when dust combines with moisture and starts to gradually build up on the inside wall of the pipe.

High-pressure pneumatic conveyance systems rely on the compression of air for operation. When the air is compressed, the moisture contained in the air collects inside the pipe. These pressurized systems have to be enclosed and can only purge moisture at the end of their conveyance cycle. The material they carry becomes exposed to this moisture, which may lead to caking. On the other hand, a low-pressure system like ours operates in an open environment. This allows the material being transported to breathe any moisture out during the transportation process.

B.   Business of Issuer

  (1)  Principal Product and Principal Markets

We develop and market a unique particle accelerator. It is a low-pressure gas linear accelerator, which carries bulk materials such as rice, coal, coal ash, wheat and grain at high velocity. Our process begins by performing particle isolation. The system places particles (materials) in a high-spin state. This high-spin state allows two attributes to occur to promote a high degree of particle isolation:

     1.An enhanced energy state on the particle, due to the high-spin state, puts a similar energy (electro-static) charge on the material being conveyed. The particles then will tend to repel each other. Example: Two positive ends of a magnet (like charges) repel; and

     2.Just like the gases that surround the earth become denser as they get closer to the surface of the spinning planet. This gas density around the surface constitutes an atmosphere. These atmospheric density differences can act as barriers in allowing particles to re-combine. Our system creates gas flow barriers (atmospheres) that act to isolate similar particles.

After our system has isolated the materials, it then can accelerate, stratify, and classify the material to facilitate a variety of end process results. These include 1) drying, 2) pulverizing, 3) mixing, and 4) trans-loading. Trans-loading is the process by which materials are transferred from one method of storage to another. For example, moving grain from a storage silo to a barge for shipment, or moving coal from a train to a truck. In addition, our system can transport almost any particle, for any duration of time, at any temperature and at any velocity/density ratio.

Many components are pre-fabricated in our warehouse with final assembly occurring at the client's site. In most cases, we bill the client an hourly/daily rate for constructing a system that will vary in cost based on the customization involved for each client and their unique requirements. For example, some applications may require


/4/


just product
drying before going to an existing milling operation. Thus our equipment could provide just the product drying service onsite. We construct and test each system with the use of our technical and research staff.

Our particle accelerator has inherent economic advantages:

     1. It utilizes air, instead of water (water based systems can be costly due to their detrimental effect on the environment, i.e. clean-up costs);
     2.   It performs multiple handling and processing tasks;
     3.   Its projected unit costs are lower than wet processes;
     4.   It does not require the additional purchase of chemicals; and
     5. It can increase the economic value of the end product (i.e. coal will produce more BTUs).

Furthermore, we received notification that all 31 claims made to the United States Patent Office have been allowed. Our Patent Counsel advised the company to expect the full patent to be issued in the first quarter of 2001. Existing industry conditions make this technology very attractive. They include:

     1. The efficient processing of bulk material in a more environmentally sound manner;
     2. The need for a process to handle material utilizing air as opposed to water, and the need for a system that can "multi-task" in the processing of bulk material at a reduced cost and with less equipment; and
     3. The desire for a mineral pulverization system that would reduce maintenance costs by functioning more effectively and efficiently.

The prospective markets for our industrial particle accelerator include power generation, mining, agriculture, environmental, ceramics, construction, and materials transportation. Because of the nature and flexibility of our process, virtually all bulk materials used in basic industries can be economically separated, classified, and otherwise processed.

There exists, however, the inherent risk that a market does not exist for the system due to its unique technological nature. Potential clients/customers may be reluctant to invest in a new, commercially unproven product. Additionally, there exists the inherent risk that we will lack the cash flows necessary to operate as a going concern as we attempt to develop the market for the system. For example, it may require several months of contract negotiations and feasibility studies before a revenue-generating contract is approved. We are also exposed to the risk that the Company will not be able to aggressively pursue clients if the U.S. Patent Office does not award a full patent. Finally, rising raw material (i.e. blowers, computer control systems) costs could make it difficult for the Company to acquire the items needed for further testing and development. The realization of any of these risks could have a material adverse effect on our operations and could hinder our ability to continue as a going concern.

  (2)  Distribution methods for our services

Our marketing strategy is to promote, advertise and increase our brand visibility and attract new customers through multiple channels, including:

    1.   Developing strategic alliances;
    2.   Establishing our brand name; and
    3.   Direct marketing to existing and potential customers.

We believe that the use of multiple marketing channels will reduce our reliance on any one source for obtaining customers. This in turn will lower costs and maximize brand awareness.

  Strategic alliances

As of the date of this filing, we have no existing strategic alliances. We do, however, believe that future joint venture relationships will allow us to gain additional insight, expertise and penetration into markets where joint venture partners already operate and may serve to increase our revenue and income growth. We reserve the right to


/5/


review
potential strategic alliance candidates, and to enter into agreements in the future should management feel these alliances would be in the best interest of the Company.

  Establish our name brand

We cannot guarantee that we will be able to successfully market and distribute our services in either the United State or other countries, and the failure to do so could have an adverse effect on our operations. We believe that building awareness of the Terra Systems, Inc. brand is important in establishing and expanding our customer base. We currently have a web site (www.tsyi.com) and will use traditional media as our revenues permit, to attract new customers.

  Direct Marketing

The majority of our marketing activity is conducted through on-site demonstrations, as well as on our web site. We plan to move forward with industrial and agricultural clients entering into exclusive licensing agreements, which will generate fees and royalty revenues.
We have engaged with P.S.G. LLC (Product Service Group) in a project that will clean up a low-level radioactive waste site. A successful initial presentation was made at Terra Systems' headquarters at Payson, Utah on October 13, 2000. The follow-up presentation will be made in Denver to Morrison-Knudsen Corp in late November.

In this presentation, Terra will propose a total bulk handling system that will extract, transport, pulverize, treat, bind, and load-out into containment the low-level radioactive material. This material is presently being held in storage silos that are disintegrating due to natural erosion. 5,100 cubic yards of material needs to be extracted, treated, and re-contained. Should our proposal be accepted, we would envision engineering and feasibility funds to be made available in November of 2000. Construction and on-site operation would take place in 2001. The final scope of this project would be in the 5 million US dollar range and take approximately 20 months to complete. This project could lead to similar future clean-up activity with PSG who contracts with Morrison-Knudsen.

We intend to sell proprietary components and furnish technicians throughout startup operations. Manufacturing of this hardware will be done at our plant in Payson, Utah with initial industrial project applications taking place in the United States.

  (3) Status of any announced new service

As of December 1, 2000 we have:

     1.Developed and implemented a business plan;
     2.Recruited and retained an appropriate management team and board of directors; and
     3.Attained capital that we believe will be sufficient for the next nine to twelve months of operations.

We have commenced operations, and have begun generating revenues. However, we expect the industry to become increasingly competitive, despite the size and growth expected in the market. We intend to compete by targeting specific market segments such as power companies who rely on the pulverization and transport of coal to produce energy. Another goal is to ensure client satisfaction with the Company's services and to develop an outstanding reputation for client service. If we fail to market and distribute our services and generate sufficient revenues, we may be unable to continue as a going concern.

  (4)  Industry background

Nearly all bulk materials used in basic industries can or must be separated, pulverized, classified, and/or otherwise enhanced. Opportunities exist for many applications in both organic and inorganic materials in an array of large industries, including power generation, mining, agriculture, environmental, ceramics, construction, and materials transportation. Our main competition consists of traditional methods of pulverization and transport of bulk materials. These include manufacturers of roller mills and ball mills. However, we do not consider these to be


/6/


major competitive factors due to the unique nature of our technology. Specific competitors in our industry would be Bechtel, Babcock & Wilcox, and Ecology & Environment. These companies provide coal pulverization, mineral processing, and remediation of industrial wastes.

  (5)  Raw materials and suppliers

Our company is neither a purchaser nor a supplier of raw materials. Numerous raw materials are used to conduct on-site demonstrations on the effectiveness of our process and equipment; however, the prospective client holds the responsibility for providing these materials. Such materials used in on-site demonstrations would include rice, coal, coal ash, limestone, gypsum, agricultural waste and other materials containing various heavy minerals (i.e. gold, silver, platinum).

  (6)  Customers

Our current material customers and their percentage of our Company's revenues is as follows:

              PacifiCorp / Interwest   95%
              Mining
              Quantum Minerals /        3%
              Utah Chemical
              Other                     2%

We believe that our ability to establish and maintain long-term relationships with our customers and encourage repeat business depends, in part, on the strength of our customer support and service operations and staff. We value frequent communication with and feedback from our customers to continually improve our services. We focus on designing and manufacturing high quality, applications-engineered products that are designed to address specific customer needs. In addition, our operating results may also fluctuate due to factors such as the gain or loss of significant customers. Our existing customer relationships are strong, and our revenues would increase considerably should we secure the contract with P.S.G. LLC.

  (7) Patents, trademarks, licenses, franchises, concessions, royalty agreements, or labor contracts

Our success and ability to compete will be dependent in part on the protection of our potential patents, trademarks, trade names, service marks and other proprietary rights. We have engaged Morriss, Bateman, O'Bryant & Compagni as patent counsel since early spring 1997. Application was made in early 1998 for specific patent applications with the United States Patent Office. As developments are made, patents are upgraded. Patent pending status has been granted to us on specific patent filings. In addition, we may rely on certain intellectual property licenses from third parties, and may be required to license additional products or services in the future, for use in the general operations of our business plan. We cannot assure you that these third party licenses will be available or will continue to be available to us on acceptable terms if at all. The inability to enter into and maintain any of these licenses could have a material adverse effect on our business, financial condition or operating results. In addition, policing unauthorized use of our proprietary and other intellectual property rights could be expensive if not difficult or impossible. Also, we cannot guarantee that third parties will not bring claims of copyright or trademark infringement against us or claim that certain aspects of our processes or other features violates a patent they may hold. There can be no assurance that third parties will not claim that we have misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, or require us to enter into costly royalty or licensing arrangements. These potentialities could have a material adverse effect on our business, financial condition or operating results.

 (8)  Regulation

We are not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally, export control laws and laws or regulations directly applicable to the industry. We will be required to ensure the enforcement of the Occupational Safety and Health Administration (OSHA) regulations.


/7/


 (9)  Effect of existing or probable government regulations

We believe that we will be able to comply in all material respects with the laws and regulations governing the industry, and that such laws will not have a material effect on our operations. However, various federal and state agencies may propose new legislation that may adversely affect our business, financial condition and results of operations. We are not aware of any probable government regulations that may adversely affect our business.

 (10) Research and development activities

We seek to continue developing our products internally through research and development or if appropriate, through strategic partnerships. But, if we can purchase or license products, services or technologies from third parties at a reasonable cost, we will do so in order to avoid the time and expense involved in developing such products, services or technologies.

 (12) Employees

The Company presently has five (5) full time employees, one (1) part-time employee and two (2) consultants and advisors. Currently, there exist no organized labor agreements or union agreements between Terra Systems, Inc. and Terra's employees. We believe that our relations with our employees are good.

 (13) Dependence on Key Personnel

The success of our Company depends upon the efforts, abilities and expertise of our executive officers and other key employees, including our Chief Executive Officer, President, Research & Development, Secretary/Treasurer, Director, and Consultant of each of our operating units. The loss of the services of such individuals and/or other key individuals could have a material adverse effect on our operations. Generally, we do not offer employment agreements to our executive officers or key employees, nor do we maintain key man life insurance on such individuals.

Item 2.     Management's Plan of Operation & Discussion and Analysis

A.   Management's Plan of Operation

(1) In our initial approximately fifty-five month operating period ended September 30, 2000; we have incurred $6,420,754 in net losses and $336,464 in revenues from operations. Management intends to use capital and debt financing as needed to supplement the cash flows received through successful negotiations of licensing agreements. Currently, the primary source of capital has been obtained through the issuance of common stock and options to a corporation that has also engaged to provide business management and marketing consultation services for Terra Systems, Inc (see Note 1 to Financial Statements under "Basis of Presentation", paragraph 2 and Note 3 to the Financial Statements). Our fixed and variable expenses and our ability to control them are as follows:

        Classification       Fixed /       Ability to Control
                             Variable

    Employee Wages and     Salary =      Can reduce through lay
    Benefits               Fixed         off of personnel
                           Hourly =
                           Variable
    Subcontractor Expense  Fixed         Can reduce through
                                         discontinuation of
                                         agreements
    Accounting and Legal   Variable      May increase as
    Expenses                             Company becomes fully
                                         reporting
    Capital Lease ,        Fixed         Little control over,
    Leasing Fees                         per agreement
    Building Rental        Fixed         Little control over,
    Expense                              per agreement
    Utilities              Variable      May fluctuate due to
                                         seasonality or
                                         increased production


/8/

                                         levels

    Business Insurance     Fixed         Required business
                                         coverage.  May be able
                                         to renegotiate upon
                                         policy renewal
    Misc. Office Supplies  Variable      Can control through
    & Shipping                           reduced office supply
                                         requisitions,
                                         negotiating
                                         alternative shipping
                                         solutions


Selected financial data of the Company is as follows:

                 TERRA SYSTEMS, INC. AND SUBSIDIARY
                   (A Development Stage Company)
                    Selected Balance Sheet Data

Balance Sheet Data:              As of        As of         As of
                               September    December      December
                                  30,          31,           31,
                                 2000         1999          1998
                              (Unaudited    (Audited)     (Audited)
                                   )
Total Assets                       $            $             $
                                554,828      647,950       795,232
Total Long-Term Liabilities        $            $             $
                                677,865      852,097       940,570

Balance Sheet Data:              As of        As of
                               December     December
                                  31,          31,
                                 1997         1996
                               (Audited)    (Audited)
Total Assets                   $                $
                              911,934        971,717
Total Long-Term Liabilities    $                $
                              843,729        308,337

                 TERRA SYSTEMS, INC. AND SUBSIDIARY
                    (A Development Stage Company)
                Selected Statement of Operations Data

Statement of Operations Data:   For the       For the       For the
                                 Nine       Nine Months   Year Ended
                                Months         Ended
                                 Ended
                               September     September     December
                                  30,           30,           31,
                                 2000          1999          1999
                              (Unaudited)    (Unaudited)    (Audited)

Total Revenue                   $             $             $
                              6,792         129,690       159,705
Loss from Cont. Operations         $             $             $
                              (1,148,482     (918,205)    (1,129,237)
                                   )
Loss from Cont. Operations         $             $             $
per Common Share                (0.07)        (0.06)        (0.08)


Statement of Operations Data:                               For the
                                                          Period from
                                For the       For the      February
                                                           17, 1996
                              Year Ended    Year Ended    (Inception)
                                                            through
                               December      December      December
                                  31,           31,           31,
                                 1998          1997          1996
                               (Audited)     (Audited)     (Audited)
Total Revenue                  $                 $        $
                              166,767          3,200      -
Loss from Cont. Operations     $                 $         $
                              (1,189,265)   (1,384,991)   (1,291,657)

Loss from Cont. Operations     $                 $         $
per Common Share              (0.09)          (0.06)      (0.02)


/9/


Statement of Operations Data: Cumulative    Cumulative
                                For the       For the
                                Period        Period
                               February      February
                               17, 1996      17, 1996
                              (Inception    (Inception)
                                through      through
                               September     December
                               30, 2000      31, 1999
                              (Unaudited)    (Audited)

Total Revenue                  $                 $
                              336,464         329,672
Loss from Cont. Operations     $                 $
                              (5,957,753)   (4,809,271)

Loss from Cont. Operations     $                 $
per Common Share              (0.41)          (0.38)

  Stock-Based Compensation for Current and Future Services

From February 17, 1996 (Inception) through December 31, 1997 the Company issued 75,000 shares of common stock at $0.001 per share. During the year ended December 31, 1998 the Company issued 350,000 shares of common stock at $0.001 per share and during the year ended December 31, 1999 the Company issued 20,000 shares of common stock at $0.001 per share to various employees for current and future services. The shares issued from February 17, 1996 (Inception) through December 31, 1997 had a market value of $74,925 or $1.00 per share on the day of issuance. The shares issued during the year ended December 31, 1998 had a market value of $393,750 or $1.13 per share on the day of issuance and the shares issued during the year ended December 31, 1999 had a market value of $19,320 or $0.97 per share on the day of issuance. Under the terms of the stock issuance, the Company can reacquire all the stock at $0.001 per share within one year from the date of issuance and one half of the shares within two years from the date of issuance. These shares are considered non-vested and have been accounted for in accordance with APB 25 Accounting for Stock Issued to Employees, whereby the Company is recognizing compensation expense over the vesting period of the stock for the difference between the fair value of the stock on the day of issuance and the consideration paid by the employees. In the event employment should be terminated, all non-vested shares of stock shall be forfeited by the employee.

During the nine months ended September 30, 2000, an officer of the Company, who had been issued 150,000 shares of the above mentioned stock, forfeited 50,000 shares of non-vested common stock valued at $56,200. During the year ended December 31, 1999, an officer of the Company, who had been issued 200,000 shares of the above mentioned stock, left the Company. Accordingly, the officer forfeited 100,000 shares of non-vested common stock, which was valued at $112,400.

The Company recognizes compensation expense for the above shares over the period the shares vest as follows:

              Period             Compensation        Deferred
                                   Expense         Compensation
    February 17, 1996 to          $  44,955        $          0
    December 31, 1997
    January 1, 1998 to             $275,953          $147,767
    December 31, 1998
    January 1, 1999 to             $205,720         $  28,093
    December 31, 1999
    January 1, 2000 to June       $  41,389         $  13,282
    30, 2000

  Common Stock Issued to Acquire Xullux

On May 1, 1996, we entered into a merger agreement with Xullux, Inc., whereby we agreed to issue 2,955,000 shares of common stock for all of the outstanding common stock of Xullux, Inc. Xullux, Inc. had no assets at the date of the merger and was considered a shell corporation; accordingly, the 2,955,000 shares held by the Xullux, Inc. stockholders were deemed to have been issued for no consideration.

  Common Stock Issued for Cash

The Company issued shares of common stock for cash as follows:


/10/


               Period               Stock     Price     Proceed
                                   Issued     Range        s
     February 17, 1996 to         1,926,687  $0.50 to   $1,834,
     December 31, 1997                        $2.00       139
     January 1, 1998 to             715,727  $0.30 to      $
     December 31, 1998                        $0.80     377,712
     January 1, 1999 to             705,000  $0.25 to      $
     December 31, 1999                        $0.50     285,460
     January 1, 2000 to June        224,673  $0.25 to      $
     30, 2000                                 $0.30     57,835

  Common Stock Issued in Satisfaction of Subscription Agreements and Marketable Securities

Between July and September 1996, $206,000 was contributed to the Company under various stock purchase agreements for future issuances of common stock. In October through December 1996, the Company issued 246,000 shares of common stock in satisfaction of these subscription agreements.
In May 1996, the Company entered into an agreement to issue 250,000 shares of common stock to acquire an investment in another company, which had a fair value of $190,000. By September 30, 1996, the Company had issued 19,000 shares of common stock relating to this transaction. The remaining 231,000 common shares were issued in December 1996. The investment in another company was sold in 1996 for $91,000, and a loss of $99,000 was recorded.

  Common Stock Issued for Services

During the six months ended June 30, 2000 the Company issued 122,920 of common stock and in the year ended December 31, 1999 the Company issued 259,286 shares of common stock for consulting services. The common stock was valued at prices ranging from $0.48 to $0.70 per share. For the six months ended June 30, 2000 the Company charged $143,189 and for the year ended December 31, 1999 the Company charged $60,000 of consulting expense to operations (See exhibit 99).

  Common Stock Redemptions

In 1996, the Company issued 48,000,000 shares of common stock upon organization of the Company. In 1997, the Company exercised its right to repurchase 36,775,000 shares of common stock from two shareholders at $0.001 per share. The stock redemption was paid by the Company issuing 10% promissory notes.

In September 1996, the Company redeemed a total of 3,000,000 shares of the Company's common stock from six different shareholders for no consideration.

  Common Stock Issued for the Conversion of Debt

During the nine months ended September 30, 2000, a stockholder exercised 500,000 options. The Company issued 500,000 shares of common stock for the conversion of notes payable to stockholders in the amount of $100,000 or $0.20 per share. During the year ended December 31, 1999, the Company issued 200,000 common shares for the retirement of accounts payable to a related party, valued at $50,000 or $0.25 per share.

  Stock Right Exercised

During the period ended September 30, 2000 (as discussed in Note 3 of the Notes to the Consolidated Financial Statements) the Company granted stock rights in connection with a consulting agreement. The Company recognized consulting expense of $560,000 in connection with the grant of these stock rights. Upon grant of the rights, the corporation exercised its right and the Company issued 400,000 shares of common stock for $100,000 or $0.20 per share.

As of September 30, 2000, we have 17,314,793 shares of $0.001 par value common voting stock issued and outstanding. However, if our capital requirements are greater than our financial resources, we may be required to raise additional capital via an additional public or private offering. In the meantime, our officers and directors plan to advance funds on an as-needed basis, although there is no definitive or legally binding arrangement to do so.


/11/


There are no preliminary loan
agreements or understandings between our officers, directors or affiliates and lending institutions. We currently have no arrangements or commitments for accounts and accounts receivable financing. There can be no assurance that any such financing can be obtained or, if obtained would be found to be reasonable by the company.

As of September 30, 2000, we have generated $336,464 in sales revenues and devoted our efforts primarily to developing our products and services, implementing our business strategy and raising working capital through equity financing. Our revenues are primarily dependent upon our ability to cost-effectively and efficiently develop and market our products and/or services. Our priorities for the next six to twelve months of operations are to:

1.   Continue marketing our services;
2.   Develop strategic relationships;
3.   Respond to competitive developments; and
4.   Establish our brand identity.

Realization of sales of our products and services during the fiscal year ending December 31, 2000 is vital to operations. We may not be able to continue as a going concern without realizing additional sales or capital. We cannot guarantee that we will be able to compete successfully or that the competitive pressures we may face will not have a material adverse effect on our business, results of operations and financial condition. Additionally, a superior competitive product could force us out of business.

(2) Our net loss for the nine months ended September 30, 2000 was approximately $1,210,036 and our net loss for the year ended December 1999 was approximately $1,229,863. Our net loss was primarily attributable to less than expected revenues being realized from sales of our products and services. Our expenses for the nine months ended September 30, 2000 were approximately $1,152,777, of which approximately 82.50% of our expenses were general and administrative. Our expenses for the year ended December 31, 1999 were approximately $1,143,992, of which approximately 78.29% of our expenses were general and administrative.

During each of these interim periods, we realized minimal revenues while incurring normal fixed overhead and debt service costs. For the nine months ended September 30, 2000, the depreciation and amortization expense for our product development costs is $93,696. There was $125,823 depreciation and amortization expense in 1999.
This operating trend is projected to continue for at least the remaining period of fiscal 2000.

To fund fiscal 2000 operations, we believe our projected cash balance will be adequate to fund our operations and provide for our working capital needs through December 2000.

We may experience significant fluctuations in operating results in future periods due to a variety of factors, including but not limited to, the following risk factors.

     Limited Operating History

We have a limited operating history on which to base estimates for future performance. In 1996 Terra entered into a capital lease agreement with Spring Lake Company to facilitate the acquisition of various pieces of plant equipment. This transaction has been designated a "related party" transaction (please see note 9 of the financial statements). As a result of insufficient cash flows, Terra has been unable to meet their lease payment obligations with Spring Lake Co. on a timely basis. Currently, the monthly payment obligation is approximately $13,700 per month. It will be difficult for Terra to continue operating at a deficit. On a short-term basis, Terra may elect to raise additional funds through the sale of stock to outside investors; however, any future offerings could significantly dilute the value of any previous investor's investment value.

Current negotiations with potential clients may also result in the finalization of feasibility study and licensing agreements that would result in revenues, and thus cash flow, for the firm. If these events do not generate sufficient cash flow to cover operating expenditures, Terra may elect to reduce costs through a reduction of its workforce, elimination of employee benefits, or a combination of both. On a long-term basis, licensing agreements will be


/12/


structured to result in an up-
front licensing fee arrangement, with subsequent revenues to be generated by volume (ex tons per hour) transported, dried, moved, etc.

     Need for Additional Financing

We may need to obtain additional financing in the event that we are unable to realize sales of our services or collect accounts receivable. We may incur additional indebtedness from time to time to finance acquisitions, provide for working capital or capital expenditures or for other purposes. However, we currently anticipate that our operating cash flow will be sufficient to meet our current operating expenses as they become due. Furthermore, our ability to pay cash dividends on, and to satisfy the redemption obligations in respect of our outstanding Common Stock will be primarily dependent upon the future financial and operating performance of our operating units. Such performance is dependent upon financial, business and other general economic factors, many of which are beyond the control of our operating units. If we are unable to generate sufficient cash flow to meet our future debt service obligations or provide adequate long-term liquidity, we will have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing debt, selling assets or operations, or raising equity capital. There can be no assurance that such alternatives could be accomplished on satisfactory terms, if at all, or in a timely manner.

     The Market

Technological change, continuing process development and new product introductions may affect the markets for our products. Our success will depend, in part, upon our continued ability to manufacture products that meet changing customer needs, successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis and enhance and expand our existing product offerings. Current competitors or new market entrants may develop new products with features that could adversely affect the competitive position of our products. We have invested and continue to invest substantial resources in research and development in an effort to improve upon our existing manufacturing processes. However, there can be no assurance that our process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render our technology, equipment or processes obsolete or uncompetitive. Any failure or delay in accomplishing these goals could have a material adverse effect on our business, results of operations and financial condition. In addition, to the extent that we determine that new manufacturing equipment or processes are required to remain competitive, the acquisition and implementation of the technologies, equipment and processes required are likely to require significant capital investment.

(3) No engineering, management or similar report has been prepared or provided for external use by us in connection with the offer of our securities to the public.

(4) Management believes that our future growth and success will be largely dependent on our ability to develop and market our products. We believe that the long-term success of our business may require substantial research and development. There are no formal agreements to date, and we pay for all independent tests. We have incurred research and development costs from February 16, 1996 (date of inception) through September 30, 2000. In addition, we anticipate incurring research and development costs through the fiscal and calendar year ending December 31, 2000.

B. Management's Discussion and Analysis of Financial Condition and Results of Operations

As of February 16, 1996 (date of inception) through September 30, 2000, we have generated $336,464 sales revenue. Revenues have been generated primarily through the development of a test-scale system and related feasibility studies. These feasibility studies have been conducted on coal (PacifiCorp) and Black Sands (Quantum) and were conducted to determine size reduction, moisture removal, and mineral extraction capabilities.

A substantial percentage of our revenue was derived from work performed for PacifCorp / Interwest Mining. The majority of this work was related to feasibility studies related to the coal industry. The agreed upon testing was completed by late 1999, and we began negotiating additional testing and contract formulation with management


/13/


at PacifiCorp. Early in 2000, Scottish Power acquired PacifiCorp, and as a result discussions were temporarily halted. In the late summer of 2000 discussions were resumed; however, our management staff and consultants have had to devote considerable time and effort in the "reintroduction" of themselves and our system to new management from Scottish Power. It is currently anticipated that we will be able to begin pursuit of a licensing agreement with PacifiCorp in the near future.

Item 3.     Description of Property

A.   Description of Property

Our corporate headquarters are located at 5912 West 11600 South, Payson, Utah 84651. We have use of this space through a lease arrangement from Spring Lake Company, a related party. The terms of this lease are for $4,120.00 per month on a month-to-month basis. The lease expires on July 1, 2003. This facility consists of approximately 20,000 square feet of office and warehouse space in the main building, and approximately 10,000 feet of additional warehouse/storage in an unattached building, in addition to approximately 3.2 acres of land. Additionally, there are currently no proposed programs for the renovation, improvement or development of the property currently being utilized. We have also entered into another capital lease agreement with Spring Lake Company. The purpose of this lease is to acquire plant equipment at a total of $423,594. This lease expires on March 2002. The monthly payment is approximately $13,258 per month. Furthermore, we have acquired office equipment at a cost of $70,811, and additional plant equipment at a cost of $193,152. In addition, we have an automobile valued at $22,000, and software valued at $10,380.

B.   Investment Policies

Management does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. We do not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in people' primarily engaged in real estate activities.

Item 4.     Security Ownership of Management

A.   Security Ownership of Management

The following table sets forth as of December 31, 1999 certain information regarding the beneficial ownership of our common stock by
(a) each person who is known us to be the beneficial owner of more than five percent (5%) of the common stock, (b) each of our director and executive officers and (c) all of our directors and executive officers as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.



 Shareholder  Corporate       Shares                            Percenta
               Position    Beneficially       Consideration       ge of
                              Owned                             Ownershi
                                                                    p
Clayton                     1,600,000         500,000 @          22.46%
Timothy         Chief                      $0.001/share
              Executive                           3,000 @
               Officer                     $1.00/share
                                              990,000 @
                                           $0.001/share
L. Kent       President      625,000          625,000 @           8.77%
Harmon                                     $0.001/share
Leonard Howe  Technical      625,000          625,000 @           8.77%
               Director                    $0.001/share
CHT Holding      N/A        2,505,000      2,505,000 @           35.17%
Trust*                                     $0.001/share


/14/


Lloyd McEwan  Secretary     1,600,000         200,000 @          22.46%
                  /                        $1.00/share
              Treasurer                       125,000 @
                                           $0.80/share
                                              250,000 @
                                           $0.001/share
                                           1,025,000 @
                                           $0.001/share

           Shareholder   Street Address    City    State     Zip
                                                            Code

          Clayton        1660 West 2470   Price    Utah     84501
          Timothy        North
          L. Kent        631 South 1500   Provo    Utah     84606
          Harmon         East
          Leonard Howe   10032 South      Payson   Utah     84651
                         6000 West
          CHT Holding    3037 Somoa       Costa   Califor   92626
          Trust*         Place             Mesa     nia
          Lloyd McEwan   684 North        Alpine   Utah     84004
                         Summit Way

                    *Please refer to Audited Financial Statements

B.   Persons Sharing Ownership of Control of Shares

No person other than Clayton Timothy, L. Kent Harmon, Leonard Howe, CHT Holding Trust (consisting of Howard Hucks, Valgene Blackburn and Wayne Hanson) and Lloyd McEwan owns or shares the power to vote five percent (5%) or more of Terra Systems securities.

Item 5.     Directors and Executive Officers

A.   Directors and Executive Officers

The following table sets forth certain information with respect to each of our executive officers or directors.

         Name            Age       Position             Term

Clayton Timothy          52  Chief Executive       Since October
                             Officer               of 1996
L. Kent Harmon           45  President             Since February
                                                   of 1996
Lloyd McEwan             71  Secretary/Treasurer   Since October
                                                   of 1996
Leonard Howe             41  Technical Director    Since February
                                                   of 1996
Robert Underwood         56  Director and          Since January
                             Consultant            of 1999

B.   Work Experience

Clayton Timothy, Chief Executive Officer- Mr. Timothy, 52, is presently serving as the Chairman of the board of directors and as the Chief Executive Officer of Terra Systems. He has held that position since September 1996. Prior to joining Terra Systems, Mr. Timothy was Vice President of Industrial Management and Engineering in Lehi, Utah. He was responsible for corporate Marketing and coordination of all projects. From 1990 to 1994, he was Executive Vice President and Director of COVOL Environment Technologies of Lehi, Utah.

L. Kent Harmon, President- Mr. Harmon, 45, is presently serving as a member of the board of directors and as the President of Terra Systems. He has held these positions since October of 1996. Prior to his employment with


/15/


Terra Systems he was President of Metredyne Imaging
Services in Buena Park, California. Metredyne created and marketed diagnostic systems that quantified the extent of physical impairment caused by work related injuries.

Lloyd McEwan, Secretary and Treasurer- Mr. McEwan, 71, is presently serving as a member of the board of directors and as Secretary and Treasurer of Terra Systems since 1996. Prior to his employment with Terra Systems he was the principal owner of State, Inc., which is a construction company specializing in metals, mining, electrical utility and petroleum refinery industries. He has over 40 years of management experience in this field.

Leonard Howe, Technical Director - Mr. Howe, 41, has served as Technical Director of Terra Systems since inception. He has been actively involved in the research and development of Terra's technology, patent filing, and feasibility testing. Before his employment with Terra Systems he worked in the gold mining industry.

Robert Underwood, Consultant- Mr. Underwood, 56, has served on the board of directors of Terra Systems since January 1999. He also serves as a Director and Consultant to the company. Prior to Terra Systems he worked for 27 years in the commercial banking industry as Vice President and Manager for First Security Bank of Utah NA. He received his BA from Brigham Young University in Economics and Language and his MBA in Finance from the University of Utah. In addition he was an instructor of Economics at BYU and for the American Institute of Banking for eleven years.

Item 6.     Executive Compensation

Remuneration of Directors and Executive Officers

We do not currently have organized labor agreements or union agreements between Terra Systems, Inc. and our employees. Every twelve (12) months, each executive officer is expected to draw the following annual compensation. If the payroll obligation is not met on a timely basis, the payment(s) accrue(s) until such time as the Company is able to meet the obligation. The following table sets forth the annual compensation due our executives and the amount of each executive's compensation that has accrued based on the inability of the Company to meet the obligation.

   Name      Capacities in which        Annual        Salary Accrued
              Remuneration was       Compensation          As Of
                  Recorded                             September 30,
                                                           2000
  Clayton      Chief Executive      $60,000 Annual
  Timothy          Officer              Salary           $240,000
                                  Beginning October,
                                         1996
  L. Kent         President         $60,000 Annual
  Harmon                                Salary            $65,000
                                      Beginning
                                    February, 1996
  Leonard    Technical Director     $60,000 Annual
   Howe                                 Salary            $65,000
                                      Beginning
                                    February, 1996
   Lloyd        Secretary and       $60,000 Annual
  McEwan          Treasurer             Salary           $240,000
                                  Beginning October,
                                         1996
  Robert        Director and        $60,000 Annual
 Underwood       Consultant           Consulting            $0
                                    Fee Beginning
                                    January, 1999
Tim Gwyther  Project Manager and    $60,000 Annual
                 Consultant           Consulting            $0
                                    Fee Beginning
                                    January, 1999

Compensation of directors

There are no arrangements for our directors to be compensated at this time, nor does the company have any intention to provide compensation to its directors in the future.


/16/


Stock Option Plan

We currently do have an employee stock option plan. On January 12, 1999, Terra Systems issued stock options to the following individuals, in the following amounts:

             Individual      Corporate       Number of
                              Position        Shares
               Clayton    Chief Executive     500,000
               Timothy        Officer
               L. Kent       President        500,000
               Harmon
            Leonard Howe     Technical        500,000
                              Director
            Lloyd McEwan   Secretary and      500,000
                             Treasurer
               Robert       Director and      250,000
              Underwood      Consultant

The Exercise Price is $0.20 per share. The options expire on the second anniversary of the Stock Option Agreement (all dated January 12,
1999). In addition to the above, federal and/or state law requires that Terra Systems contributes to a workers compensation fund, in addition to state and federal unemployment insurance plans on behalf of all Terra Systems employees (including regular, temporary, full-time, and part-time).

Item 7.    Certain Relationships and Related Transactions

There were no actual or proposed transactions that occurred over the past two years, to which any person related to the issuer had or is to have a direct or indirect material interest as set forth in item 404 of Regulation S-B of the Securities and Exchange Act of 1933.

Item 8.     Description of Securities

We authorized capital stock that consists of 100,000,000 shares of common stock, par value $0.001 per share. As of September 30, 2000, we had 17,314,793 shares of common stock outstanding. The holders of shares of our common stock are entitled to one vote for each share on all matters that the holders of common stock are entitled to vote. There is no cumulative voting for the election of directors. Holders of our common stock are entitled to share ratably in our net assets upon liquidation or dissolution as declared by the Board of Directors out of funds legally available therefor. Our holders of common stock have no pre-emptive rights to purchase any shares of any class of our stock. All outstanding shares of common stock are, and our shares of common stock to be issued pursuant hereto will be, upon payment therefore, fully paid and non-assessable.


/17/



                                   Part II

Item 1.     Market for Common Equity and Related Stockholder Matters

B.    Holders

As of December 31, 1999, we have 233 stockholders of record.

D.     Reports to Shareholders

We will furnish our shareholders with annual reports containing audited financial statements and such other periodic reports as we determine to be appropriate or as may be required by law. We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status of Terra Systems, Inc. with the SEC. Upon the effectiveness of this Registration Statement, we will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934. Consequently, we will voluntarily file all necessary reports and forms as required by existing legislation and SEC rules.

E.     Transfer Agent and Registrar

The Transfer Agent for our shares of common voting stock is Pam Gray, Atlas Stock Transfer Company, 5899 South State, Murray, Utah, 84107,
(801) 266-7151.

Item 2.     Legal Proceedings

The Company has filed a complaint against a former director and officer and other stockholders of the Company (the defendants) for using various forms of improper conduct and misrepresentations concerning their qualifications and intentions to obtain a significant number of the Company's shares. The Company is seeking a declaration by the court that none of the defendants have any right, title to or ownership of the Company's stock originally issued to the defendants. The defendants claim the Company and certain of its officers have engaged in fraudulent and conspiratorial conduct and have filed a counterclaim seeking the following: a dismissal of the Company's complaint, unspecified amount of damages resulting from the Company's refusal on March 1, 1997 to tender shares to the defendants that the defendants were entitled to sell, the removal of certain restrictions on the Company's stock, $60,000 for breach of an employment contract and interest, compensatory damages and punitive damages in unspecified amounts, and together with attorney fees.

On October 9, 1999, the Court entered a partial summary judgment against one of the defendants in favor of the Company on all of its claims. The Court found that the damages sought against the defendant and an award of reasonable attorney's fees, and expenses incurred in connection with the case shall be determined at a future date. The Court also found that the Company is entitled to a partial summary judgment against the defendant for securities fraud, including recission and restitution of the issuance of one million Terra Systems shares and additional damages to be determined in further proceedings before the Court. The amount of damages to be awarded has not yet been determined.

The Company denies all material allegations against the Company and intends to fully defend the counterclaim of the defendants and prosecute the Company's claims and actions against the defendants. This litigation is still in the discovery phase and the ultimate outcome cannot presently be determined.

     Threatened Litigation

The Company and certain Officers and Directors of the Company received notice from a litigant's legal counsel of threatened litigation. The litigant contends that certain current Officers and Directors held and sold a number of Xullux shares that were free trading prior to the merger of Xullux and Terra Systems. The alleged sale may have impacted the value of the litigant's Terra Systems restricted publicly issued shares in the company. The litigant claims that the defendant's ownership and alleged sale of Xullux stock was not disclosed to him at or during the time he contributed certain assets and other equipment to Terra Systems in exchange for the Terra Systems restricted


/18/


stock.   The
litigant seeks to return 125,000 shares to Terra Systems for value and seeks other monetary and punitive damages in an amount of not less than $1,500,000 including additional costs and attorney's fees. The Company denies all of the material allegations and claims of the litigant. Currently, the ultimate outcome of this situation cannot presently be determined.

Based on the uncertain outcome of these contingencies, no provision for any loss or gain that may result upon adjudication has been made in the accompanying financial statements, and the possible effect it will have on future financial statements is unknown. Specifics regarding the case are as follows:

     Terra Systems, Inc. Versus a Former Director/Officer and Other
Stockholders-

Court: District Court For The Fourth Judicial District In And For Utah County, State Of Utah

Case Name: Terra Systems, Inc., a Utah corporation, Terra Merger Subsidiary, Inc., a Utah corporation; Kent Harmon, an individual; and Clayton Timothy, an individual, Plaintiffs, v. Wayne Hanson, an individual, Howard H. Hucks, an individual and Trustee of CHT Holding Trust; Valgene Blackburn, an individual, and CHT Holding Trust, Defendants.

Case Number:  Civil No. 97-0400506

Item 3.     Changes in and Disagreements with Accountants

We have had no disagreements with our independent accountants.

Item 4.     Recent Sale of Unregistered Securities

In 1996, five founding shareholders purchased 8,225,000 shares of our authorized common stock at par value of $.001 per share. This original stock offering, in addition to all subsequent offerings, was made in accordance with Section 4(2) of the Securities Act of 1933, as amended. No underwriting discounts or commissions were paid in any offering and all purchases were made by persons unaffiliated with Terra Systems, Inc. unless otherwise noted:

  1.In 1997, we exercised the right to repurchase 36,775,000 shares of common stock from two shareholders at $0.001 per share. Issuance of 10% promissory notes paid for the stock redemption.
  2.In 1998, we issued 33,000 shares of common stock at a price of $.303 per share for proceeds of $10,000.00; 27,900 shares at a price of $.3185 per share for proceeds of $8,887.38; 90,000 shares at a price of $.33 per share for proceeds of $29,700.00; 89,739 shares at a price of $.36 per share for proceeds of $32,632.56; 160,000 shares at a price of $.50 per share for proceeds of $80,000.00; 125,000 shares at a price of $.60 per share for proceeds of $75,000.00; 121,609 shares at a price of $.73 per share for proceeds of $ 88,883.82; 43,479 shares at a price of $.75 per share for proceeds of $32,609.31; and 25,000 shares at a price of $.80 per share for proceeds of $20,000.00. In each instance, the purchasers of the issuer's securities were accredited and/or sophisticated purchasers, and each of them were afforded complete access to all of the issuer's books and records prior to their investment.
  3.In 1999, we issued 220,000 shares of common stock at a price of $.25 per share for proceeds of $55,460.32; 125,000 shares at a price of $.40 per share for proceeds of $50,000.00; and 360,000 shares at a price of $.50 per share for proceeds of $180,000.00. In each instance, the purchasers of the issuer's securities were accredited and/or sophisticated purchasers, and each of them were afforded complete access to all of the issuer's books and records prior to their investment.
  4.In 1999, we issued 200,000 shares for the retirement of accounts payable to a related party, valued at $50,000 or $0.25 per share. 5.On January 12, 1999, the Company issued stock options to five individual shareholders totaling 2,250,000 shares of common stock at a price of $0.20 per share.
  6.As of year-end December 31, 1999, we issued 166,286 shares of common stock at a price of $.50; 50,000 shares at a price of $.60; and 43,000 shares at a price of $.70 for consulting services. During the six


/19/


     months ended June 30, 2000, we issued
     62,920 shares at a price of $.48 and 60,000 shares at a price of $.50 for consulting services.
  7.During the six months ended June 30, 2000, we issued 191,340 shares of common stock at a price of $.25 per share for proceeds of $47,835 and 33,333 shares at a price of $.30 per share for proceeds of $10,000.00. In each instance, the purchasers of the issuer's securities were accredited and/or sophisticated purchasers, and each of them were afforded complete access to all of the issuer's books and records prior to their investment. Within the same period we issued 500,000 shares of common stock upon conversion of notes payable to Lloyd McEwan, Secretary and Treasurer of Terra Systems, Inc., in the amount of $100,000 or $0.20 per share.

Item 5.     Indemnification of Directors and Officers

The bylaws of the company provide for indemnification of employees and agents in certain cases. Insofar as indemnification for liabilities arises under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the company pursuant to the foregoing provisions, the company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the act and is therefore unenforceable.


/20/


                               Part F/S

Item 1.        Financial Statements

The following documents are filed as part of this report:

     Terra Systems, Inc.                                    Page

     Consolidated  Balance  Sheets  -  September  30,  2000 F-1
     (unaudited),
     December 31, 1999

     Consolidated  Statement of Operations  for  the  Three F-2
     Months
     Ended September 30, 2000 and 1999 (unaudited), and for the Nine Months Ended
     September  30, 2000 and 1999 (unaudited) and  for  the
     Cumulative Period
     February  17,  1996 (Inception) through September  30,
     2000 (unaudited)

     Consolidated  Statement of Cash  Flows  for  the  Nine F-3
     Months
     Ended  September  30, 2000 and 1999  (unaudited),  and
     for the Cumulative Period
     February   17,   1996  (Date  of  Inception)   through
     September 30, 2000 (unaudited)

     Notes to Financial Statements                          F-4


/21/



               TERRA SYSTEMS, INC. AND SUBSIDIARY
                  (A Development Stage Company)
              CONDENSED CONSOLIDATED BALANCE SHEETS

                                    September 30,    December 31,
                                             2000            1999
                              (Unaudited)
           ASSETS
 Current Assets
 Cash                                        $934          $1,429
 Receivables                                6,010           5,075
 Prepaid expenses                               -               -
 Total Current Assets                       6,944           6,504

 Property and Equipment
 Leasehold improvements                   331,642         331,642
 Furniture and equipment                  687,558         687,424
 Trucks and automobiles                    22,000          22,000
 Software                                  10,380          10,380
 Less:           Accumulated            (503,696)       (410,000)
 depreciation
 Net Property and Equipment               547,884         641,446

 Total Assets                            $554,828        $647,950

       LIABILITIES AND
    STOCKHOLDERS' DEFICIT

 Current Liabilities
 Accounts payable                        $351,975        $316,183
 Accounts payable to related              270,509         200,175
 party
 Accrued liabilities                      689,114         542,224
 Accrued interest payable                 250,509         192,946
 Capital lease obligation  -              237,318         178,210
 current portion
 Total Current Liabilities              1,799,425       1,429,738

 Long-Term Liabilities
 Notes      payable       to              656,517         756,517
 stockholders   -   net   of
 current portion
 Capital lease obligation  -               21,348          95,580
 net of current portion
 Total Long-Term Liabilities              677,865         852,097

 Stockholders' Deficit
 Common  stock,  $0.001  par
 value; 100,000,000
   shares authorized; shares
 outstanding:
 September   30,   2000    -
 17,314,793 shares
 December   31,    1999    -               17,315          15,828
 15,827,800 shares
 Additional paid-in capital             4,492,247       3,589,098
 Deficit accumulated  during          (6,420,754)     (5,210,718)
 the development stage
 Deferred compensation                   (11,270)        (28,093)
 Total Stockholders' Deficit          (1,922,462)     (1,633,885)

 Total    Liabilities    and             $554,828        $647,950
 Stockholders' Deficit

See accompanying notes to condensed consolidated financial statements.

/F-1/


               TERRA SYSTEMS, INC. AND SUBSIDIARY
                  (A Development Stage Company)
         CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                           (UNAUDITED)

                                                        Cumulati
                                                           ve
                                                         For the
                                                         Period
                                                        February
                                                           17,
                                                          1996
                                                        (Incepti
                                                           on)
                     For the Three      For the Nine     Through
                         Months            Months
                    Ended September   Ended September   Septembe
                          30,               30,           r 30,
                    ___2000  ___1999  ___2000  ___1999  ___2000_


Revenues               $642    $73,770    $6,792  $129,690   $336,464

Cost of Revenues          -     74,279     2,497   105,861    307,558

Gross       Profit      642      (509)     4,295    23,829     28,906
(Loss)

Expenses
Research       and   34,424     23,833   108,073    68,955  1,300,385
development
General        and  145,990    369,269   951,008   778,566  4,176,597
administrative
Depreciation and
   Amortization      31,233     31,411    93,696    94,513    509,677

Total Expenses      211,647    424,513  1,152,77   942,034  5,986,659
                                               7

Loss          from  (211,00   (425,022  (1,148,4  (918,205 (5,957,753
Operations               5)          )       82)         )          )

Nonoperating
Income/
  (Expenses)
Interest expense    (15,503   (18,573)  (61,576)  (64,855)  (359,057)
                          )
Interest income          11      (125)        22         -      1,727
Loss  on  sale  of        -          -         -         -   (99,000)
securities
Loss  on  sale  of        -          -         -         -    (6,671)
assets

Net   Nonoperating
Income/
   (Expenses)       (15,492   (18,698)  (61,554)  (64,855)  (463,001)
                          )


Net Loss            $(226,4   $(443,72  $(1,210,  $(983,06 $(6,420,75
                        97)         0)      036)        0)         4)

Basic  and Diluted
Loss
   Per Share        $(0.01)    $(0.03)   $(0.07)   $(0.06)    $(0.41)

Weighted   Average
Shares
   Outstanding      17,150,   15,482,4  16,623,5  15,200,5 15,600,624
                        143         09        04        48

See accompanying notes to condensed consolidated financial statements.

/F-2/



               TERRA SYSTEMS, INC. AND SUBSIDIARY
                  (A Development Stage Company)
              CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (UNAUDITED)
                                                         Cumulative
                                                          For the
                                                          Period
                                                         February
                                                            17,
                                                           1996
                                                         (Inception)
                                         For the Nine     Through
                                            Months
                                        Ended September  September
                                              30,           30,
                                         2000     1999     2000


Cash Flows From Operating Activities
Net loss                                 $(1,210  $(983,0  $(6,420
                                           ,036)      60)    ,754)
Adjustments to reconcile net loss to
     net   cash   used   by   operating
activities:
Depreciation and amortization             93,696   94,513  509,677
Loss on sale of investment securities          -        -   99,000
Loss on sale of assets                         -        -    6,671
Compensation paid with common stock       65,623  417,611  755,441
Consulting expense relating to
   grant of stock options                560,000        -  560,000
Receivables                                (935)   22,236  (6,010)
Prepaid expenses                               -      166        -
Accounts payable                          35,792  101,202  470,585
Accounts payable - related party          70,335    (631)  181,280
Accrued liabilities                      146,890   99,608  689,114
Accrued interest payable                  57,563   58,513  250,509

Net Cash Used by Operating Activities    (181,07  (189,84  (2,904,
                                              2)       2)     487)

Cash Flows From Investing Activities
Purchase of equipment                      (134)    (106)  (662,59
                                                                8)
Organization costs paid                        -        -  (4,755)
Proceeds from sale of assets                   -        -  117,715

Net Cash Used by Investing Activities      (134)    (106)  (549,63
                                                                8)

Cash Flows From Financing Activities
Proceeds from borrowings - stockholders        -        -  870,111
Payments on borrowings - stockholders          -  (5,000)  (149,75
                                                                0)
Proceeds from stock issuance and
   Subscriptions                         195,835  225,460  2,899,6
                                                                26
Payments on capital lease obligations    (15,124  (23,025  (164,92
                                               )        )       8)

Net    Cash   Provided   by   Financing  180,711  197,435  3,455,0
Activities                                                      59

Net Increase (Decrease) in Cash            (495)    7,487      934

Cash at Beginning of Period                1,429    4,499        -

Cash at End of Period                       $934  $11,986     $934

Supplemental Cash Flow Information
Interest Paid                             $4,013       $-

Non-Cash    Investing   and   Financing
Activities
Conversion of notes payable to equity    $100,00       $-
                                               0
Redemption of stock issued to officer     56,200        -

See accompanying notes to condensed consolidated financial statements.

/F-3/


NOTE 1-BUSINESS CONDITION

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the three month periods ended September 2000 and 1999, the Company incurred net losses of $226,497 and $443,720, respectively. During the nine month periods ended September 2000 and 1999, the Company incurred net losses of $1,210,036 and $983,060, respectively. As of September 2000, the Company's losses accumulated from inception totaled $6,420,754. These factors, among others, indicate that the Company may be unable to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to me meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain successful operations.

     The Company's management is in the process of negotiating various agreements to perform research on and the development of pneumatic conveyance systems to handle materials in a bulk state in industrial research and processing. Management also intends to use capital and debt financing as needed to supplement the cash flows that potentially could be generated through the successful negotiation of agreements. As discussed in Note 3, the Company entered into an agreement with a corporation for consultation and advisory services related to business management and marketing. As a result of this agreement, the Company received $100,000 for the issuance of common stock and options. This agreement allows for additional cash proceeds through the issuance of additional common stock and options. Aside from this agreement, the Company obtained additional cash proceeds of $95,835 through the issuance of common stock.

NOTE 2-INTERIM FINANCIAL STATEMENTS

     The accompanying financial statements have been prepared by the Company, and are unaudited. In the opinion of management, the accompanying unaudited financial statements contain all necessary adjustments for fair presentation, consisting of normal recurring adjustments except as disclosed herein.

     The accompanying unaudited interim financial statements have been condensed pursuant to the rules and regulations of the Securities and Exchange Commission; therefore, certain information and disclosures generally included in financial statements have been condensed or omitted. These financial statements should be read in connection with the Company's annual financial statements included in the Company's annual report on Form 10-KSB as of December 31, 1999. The financial position and results of operations of the interim periods presented are not necessarily indicative of the results to be expected for the year ended December 31, 2000.


/F-4/


NOTE 3-RELATED PARTY TRANSACTIONS

     The Company entered into capital and operating lease obligations with a company under common ownership. The Company has violated its lease agreements by being delinquent in its payments regarding these leases. At September 30, 2000, the Company owed this related party $212,507 in delinquent rent, executory fees, late fees, sales tax and cash advances. Certain Officers of the Company have from time to time advanced the Company funds used for operating expenses. At September 30, 2000, the Company owed these Officers $58,002. Total amounts due to Related Parties as shown on the balance sheet at September 30, 2000 are $270,509. All amounts are due on demand with no interest.

NOTE 4-STOCK RIGHTS

     On March 29, 2000, the Company entered into an agreement with a corporation for consultation and advisory services related to business management and marketing. In consideration for the services to be provided, the Company agreed to grant to the corporation the right to purchase 50,000 equity units at a purchase price of $5.00 per unit. Each unit consists of 20 freely tradable common shares and the option to purchase five shares at $0.50, five shares at $0.75, five shares at $1.00, and five shares at $1.25 - all freely tradeable shares. The option to purchase the 1,000,000 shares may not be exercised after March 22, 2001, unless the corporation arranges for an acceptable second offering agreed to by the Company, in which the option shall automatically extend for an additional two years and expire on March 22, 2003.

     The agreement for services shall be in effect from March 22, 2000 and shall continue in effect for a period of six months. The agreement may be renewed for a three-month period thereafter, upon mutual agreement of the parties.

     The Company measured compensation under this stock-based agreement using the fair value at the grant date consistent with SFAS No. 123, Accounting for Stock-Based Compensation. Under this method, the Company recognized consulting expense of $560,000. The fair value of $11.20 for each equity unit granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0.0%; expected volatility of 145.00% risk-free rate of 6.13% and expected life of options of 1.0 year.

     Upon grant of the rights, the corporation exercised its right and purchased 20,000 equity units. The Company received $100,000 for the delivery of 400,000 unrestricted shares of common stock and issued options to purchase an additional 100,000 shares at $0.50, 100,000 shares at $0.75, 100,000 shares at $1.00 and 100,000 shares at $1.25.

     In connection with the consulting agreement, the corporation will recommend the Company to potential investors. A finder's fee will be paid to the corporation as a percentage of funds obtained. A finder's fee of $150,000 would be paid on $5,000,000 obtained. An additional 1% would be owed on any additional funds obtained over the $5,000,000. The corporation may elect to obtain all or part of its fee in shares of the Company's stock. The stock will be valued at 80% of its most recent bid price for purposes of conversion to cash value.


/F-5/


NOTE 5-STOCK OPTIONS

     The  Company  accounts  for  its  stock  options  issued  to directors, officers and employees under Accounting Principles Board Opinion No. 25 and related interpretations ("APB 25"). Under APB 25, compensation expense is recognized if an option's exercise price on the measurement date is below the fair value of the Company's common stock. The Company accounts for options and warrants issued to non-employees in accordance with SFAS No. 123, Accounting for Stock-Based Compensation" (SFAS 123) which requires these options and warrants to be accounted for at their fair value.

     Employee  Options - During the nine months  ended  September
     30, 2000, an employee exercised 500,000 stock options for 500,000 shares of common stock by converting notes payable in the amount of $100,000, or $0.20 per share.

     Non Employee Options - As discussed in Note 3, the Company entered into an agreement with a corporation for consultation and advisory services related to business management and marketing. In consideration for the services to be provided, the Company agreed to grant to the corporation the right to purchase 50,000 equity units. Upon grant of the rights, the corporation exercised its right and purchased 20,000 equity units. Accordingly, the Company issued options to purchase 100,000 shares of common stock at $0.50, 100,000 shares at $0.75, 100,000 shares at $1.00 and
     100,000 shares at $1.25.

     Also discussed in note 3, the Company recognized consulting expense of $560,000 in connection with the grant of the stock rights. Accordingly, any consulting expense associated with the grant of the 400,000 stock options mentioned above was previously recognized.

     Outstanding Stock Options - A summary of the status  of  the
     Company's  stock options as of September 30, 2000  and  1999 and changes during the nine months then ended is as follows:

For the Nine     For the Nine
                            Months Ended     Months Ended
                           September 30,     September 30,
                                2000             1999
                                  Weighte           Weighte
                                     d-                d-
                                  Average           Average
                          Shares  Exercis  Shares   Exercis
                                  e Price           e Price

     Outstanding    at  2,250,00  $0.20      -         $-
     beginning      of     0
     period
     Forfeited             -        -     (250,000    0.20
                                             )
     Exercised          (500,000   0.20      -         -
                           )
     Granted            400,000    0.88   2,500,00    0.20
                                             0
     Outstanding    at  2,150,00   0.33   2,250,00    0.20
     period end            0                 0
     Options            2,150,00  $0.33   2,250,00   $0.20
     exercisable    at     0                 0
     period end
     Weighted-average
     fair value of
               options            $0.21              $0.20
     granted    during
     the period


/F-6/


NOTE 6-STOCKHOLDERS' EQUITY

     During the nine months ended September 30, 2000, an officer of the Company, who had been issued 150,000 shares of contingently issued stock, left the Company, and forfeited 50,000 shares of non-vested common stock valued at $56,200.

     Common  Stock Issued for Cash - During the nine  months
     ended  September 30, 2000, the Company  issued  376,673
     shares of common stock for proceeds of $95,835 at prices ranging from $0.25 to $0.30 per share.

     Common Stock Issued for Services - During the nine months ended September 30, 2000, the Company issued 260,320 shares of stock for consulting services valued at $105,000 at prices ranging from $0.25 to $1.00 per share.

     Common Stock Issued for the Conversion of Debt - During the nine months ended September 30, 2000, a stockholder exercised 500,000 options. The Company issued 500,000 shares of common stock for the conversion of notes payable to stockholders in the amount of $100,000 or $0.20 per share.

     Stock Rights Exercised - As discussed in Note 3, the Company granted stock rights in connection with a consulting agreement. The Company recognized consulting expense of $560,000 in connection with the grant of these stock rights. Upon grant of the rights, the corporation exercised its right and the Company issued 400,000 shares of common stock for $100,000 or $0.25 per share.

NOTE 7-CONTINGENCIES

     Terra Systems, Inc. Versus a Former Director/Officer and Other Stockholders - The Company has filed a complaint against a former director and officer and other stockholders of the Company (the defendants) for using various forms of improper conduct and misrepresentations concerning their qualifications and intentions to obtain a significant number of the Company's shares. The Company is seeking a declaration by the court that none of the defendants have any right, title to or ownership of the Company's stock originally issued to the defendants. The defendants claim the Company and certain of its officers have engaged in fraudulent and conspiratorial conduct and have filed a counterclaim seeking the following: a dismissal of the Company's complaint, unspecified amount of damages resulting from the Company's refusal on March 1, 1997 to tender shares to the defendants that the defendants were entitled to sell, the removal of certain restrictions on the Company's stock, $60,000 for breach of an employment contract and interest, compensatory damages and punitive damages in unspecified amounts, and together with attorney fees.

     On October 9, 1999, the Court entered a partial summary judgment against one of the defendants in favor of the Company on all of its claims. The Court found that the damages sought against the defendant and an award of reasonable attorney's fees, and expenses incurred in connection with the case shall be determined at a future date. The Court also found that the Company is entitled to a partial summary judgment against the defendant for securities fraud, including recission and restitution of the issuance of one million Terra Systems shares and additional damages to be determined in further proceedings before the Court. The amount of damages to be awarded has not yet been determined.


/F-7/

     The Company denies all material allegations against the Company and intends to fully defend the counterclaim of the defendants and prosecute the Company's claims and actions against the defendants. This litigation is still in the discovery phase and the ultimate outcome cannot presently be determined

     Threatened Litigation - The Company and certain Officers and Directors of the Company received notice from a litigant's legal counsel of threatened litigation. The litigant contends that certain current Officers and Directors held and sold a number of Xullux shares that were free trading prior to the merger of Xullux and Terra Systems. The alleged sale may have impacted the value of the litigant's Terra Systems restricted publicly issued shares in the company. The litigant claims that the defendant's ownership and alleged sale of Xullux stock was not disclosed to him at or during the time he contributed certain assets and other equipment to Terra Systems in exchange for the Terra Systems restricted stock. The litigant seeks to return 125,000 shares to Terra Systems for value and seeks other monetary and punitive damages in an amount of not less than $1,500,000 including additional costs and attorney's fees. The Company denies all of the material allegations and claims of the litigant. Currently, the ultimate outcome of this situation cannot presently be determined.

Based on the uncertain outcome of these contingencies, no provision for any loss or gain that may result upon adjudication has been made in the accompanying financial statements, and the possible effect it will have on future financial statements is unknown.


/F-8/




                               Part III

Item 1.        Index to Exhibits (Pursuant to Item 601 of Regulation SB)


Exhibit  Name and/or Identification of
Number   Exhibit

   2     Merger Agreement                    Rendered as
                                             Previously Filed

   3     Articles of Incorporation & By-Laws
         (a)   Articles of Incorporation     Rendered as
         filed May 1, 1996                   Previously Filed
         (b)   By-Laws of the Company        Rendered as
         adopted October 7, 1997             Previously Filed

  10     Material Contracts
            Agreement between Terra Systems, Rendered as
            Inc. & XCEL Associates, Inc.     Previously Filed

  27     Financial Data Schedule
            Financial Data Schedule of Terra Rendered as
            Systems, Inc. ending June 30,    Previously Filed
            2000

  99     Stock Issuance with a Call Option
         Vesting Schedule &
         Stock Issued for Services - Non     Rendered as
         Employees                           Previously Filed


/22/